

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Ms. Sara E. Epstein
Senior Counsel
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

> **Re: BlueLinx Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2011**
> **File No. 333-176131**

Dear Ms. Epstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 10

1. Please revise your disclosure to identify the natural person or persons who exercise voting or investment control over the securities held by the selling stockholders. See Question 140.02 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2. Please disclose whether the selling stockholders are broker-dealers or affiliates of broker-dealers.

    • For each selling stockholder that is a broker-dealer, the prospectus should state that the stockholder is an underwriter.

- For each selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the selling stockholder cannot provide these representations, then the prospectus should state that the security holder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

3. Please disclose, for each selling stockholder, the date(s) upon which they exercised their rights for common stock and the purchase price they paid when they exercised those rights.

Signatures, page II-7

4. The registrant has not certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3. Please revise your signature block to include the signature block language required by Form S-3.

Legal Opinion, Exhibit 5.1

5. Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

6. Please have counsel revise its opinion to include its consent to being named in the registration statement. See Rule 436(b) of the Securities Act of 1933.

7. Please have counsel delete the phrase in the last sentence of the legal opinion "may not relied upon, furnished or quoted by you for any other purpose without our prior written consent." Investors should be able to rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

Cc: Via E-Mail
       David W. Ghegan, Esq.
       Troutman Sanders LLP
       600 Peachtree Street, N.E., Suite 5200
       Atlanta, Georgia 30308